UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

7 April 2014

For the purposes of compliance with Article 82 of the Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), and corresponding provisions, Abengoa, S.A. (“Abengoa” or the “Company”) hereby informs the National Securities Market Commission (Comisión Nacional del Mercado de Valores), for public release, of the following

Significant event

The Board of Directors of the Company has approved, at its meeting held yesterday, 6 April 2014, to carry out the implementation of the paid-up capital increase approved by the shareholders acting at the General Shareholders’ Meeting of Abengoa held on the same date under item three on the agenda, with the purpose of implementing the payment of the fiscal year’s dividend by means of a scrip dividend (the “Capital Increase”), having resolved to establish the following terms and conditions regarding the implementation:

(i)                        The maximum market value of reference for the Capital Increase in an amount of 91,637,458.59 euros.

(ii)                     The maximum number of new shares to be issued by means of the Capital Increase is 2,148,873 new class A shares and 22,477,473 new class B shares.

(iii)                  39 free allotment rights will be required to receive one new class A share and 33 free allotment rights will be required to receive one new class B share.

In order to ensure  that the number of free allotment rights needed to receive one new class A or class B share, respectively, and the number of new class A and class B shares issued within the context of the Capital Increase are whole numbers, Abengoa has waived 10 free allotment rights corresponding to 10 class A shares and 24 free allotment rights corresponding to 24 class B shares held by the Company.

(iv)                 The maximum nominal amount of the Capital Increase is 2,373,647.73 euros.

(v)                    The purchase price of the free-of-charge allocation rights under the purchase commitment made by Abengoa is 0.111 euros.

For purposes of the provisions set forth under Articles 26.1.(e) and 41.1.(d) of Royal Decree 1310/2005, of 4 November, which partially elaborates upon the provisions of Law 24/1988 of 28 July, on the Securities Market, in connection with the admission of securities to trading on official secondary markets (Real Decreto 1310/2005, de 4 de noviembre, por el que se desarrolla parcialmente la Ley 24/1988, de 28 de julio, del Mercado de Valores, en materia de admisión a negociación de valores en mercados secundarios oficiales, de ofertas públicas de venta o suscripción y del folleto exigible a tales efectos), pursuant to which it shall not be necessary to prepare and publish a prospectus in connection with the issuance and admission to listing of the shares issued by way of implementation of a capital increase made by means of a scrip dividend “provided a document is available that sets forth information regarding the number and the nature of the shares, and the reasons for and details of the offer”, we hereby provide you, attached hereto as an annex, with the informative document (documento informativo) regarding the implementation of the Capital Increase approved by the Board of Directors of Abengoa in the aforementioned meeting. The timetable for the implementation of the Capital Increase is set out in this informative document.

Miguel Ángel Jiménez-Velasco Mazarío

Secretary General

2

Annex

Informative document relating to the increase in share capital with a charge to unrestricted reserves approved by the General Shareholders’ Meeting of Abengoa, S.A. held on second call on April 6, 2014

Informative document relating to the increase in share capital with a charge to unrestricted reserves approved by the General Shareholders’ Meeting of Abengoa, S.A. held on second call on April 6, 2014

1.                          Purpose

The shareholders at the ordinary Shareholders’ Meeting of Abengoa, S.A. (“Abengoa” or the “Company”) held on second call on April 6, 2014 resolved, under item three of its agenda, to increase the share capital of Abengoa with a charge to the reserves contemplated in Section 303.1 of the consolidated text of the Capital Companies Act, approved by Royal Legislative Decree 1/2010, of July 2 (texto refundido de la Ley de Sociedades de Capital, aprobado por el Real Decreto Legislativo 1/2010, de 2 de julio, the “Companies Act”). The increase in share capital will be fully charged to the Company’s free disposition reserve called the “voluntary reserve from undistributed profits” by a determinable amount according to the terms of the resolution of the Shareholders’ Meeting, with the purpose of implementing the payment of the fiscal year’s dividend by means of a scrip dividend. In accordance with Section 297.1.(a) of the Companies Act, the power to set the terms and conditions of the increase in share capital was not determined by the Shareholders’ Meeting. Instead, those powers were expressly authorized and delegated to the Board of Directors so that the Board, in turn, could delegate those powers to the relevant officers of the Company under Section 249.2 of the Companies Act. The power to implement such increase was delegated to the Board of Directors of the Company, its Chairman, its Vice-Chairman, its Chief Executive Officer and its Secretary.

Under the aforementioned delegation of powers, the Board of Directors of the Company agreed to carry out the capital increase at its meeting, also held on April 6, 2014. The Board of Directors agreed at the aforementioned meeting, among other issues: (i) the maximum number of new Class A and Class B shares to issue pursuant to the capital increase; (ii) the number of free allotment rights needed to receive a new Class A or Class B share, respectively; (iii) the maximum nominal amount of the capital increase; (iv) the free allotment rights subject of the irrevocable undertaking to purchase made by Abengoa; (v) the final purchase price of each free allotment right by virtue of the abovementioned undertaking to purchase; (vi) the timetable for performance of the capital increase with a charge to unrestricted reserves; (vii) the content of the present informative document; and (viii) the substitution of the powers delegated to its favor by the ordinary Shareholders’ Meeting of the Company in relation to the capital increase in the persons of its Chairman, its Vice-Chairman, its Chief Executive Officer and its Secretary under Section 249.2 of the Companies Act.

Under the aforementioned delegation of powers agreed by the Board of Directors at its meeting held on April 6, 2014, with today´s date, Mr. Miguel Ángel Jiménez-Velasco Mazarío, Secretary of the Board of Directors, has adopted the necessary steps to proceed with the publication of the present informative document, approved by the Board of Directors on April 6, 2014, which is issued for purposes of the provisions of Sections 26.1.(e) and 41.1.(d) of Royal Decree 1310/2005, of November 4, which partially elaborates upon the provisions of Law 24/1988 of 28 July, on the Securities Market, in connection with the admission of securities to trading on official secondary markets (Real Decreto 1310/2005, de 4 de noviembre, por el que se desarrolla parcialmente la Ley 24/1988, de 28 de julio, del Mercado de Valores, en materia de admisión a negociación de valores en mercados secundarios oficiales, de ofertas públicas de venta o suscripción y del folleto exigible a tales efectos), pursuant to which it shall not be necessary to prepare and publish a prospectus in connection with the issuance and admission to listing of the shares issued by way of implementation of a capital increase made by means of a scrip dividend “provided a document is available that sets forth information regarding the number and the nature of the shares, and the reasons for and details of the offer” (the “Informative Document”).

Notice. This document is a translation of a duly approved Spanish-language document, and is provided for informational purposes only. In the event of any discrepancy between the text of this translation and the text of the original Spanish-language document that this translation is intended to reflect, the text of the original Spanish-language document shall prevail.

2.                          Reasons for the capital increase

The capital increase by means of a scrip dividend (the “Scrip Dividend”) that is the subject matter of this Informative Document serves as an instrument to implement a new shareholder compensation alternative, in line with that provided by other national and international companies. Without limiting in any way the possibility of shareholders receiving their entire annual contribution in cash if they so wish, the Scrip Dividend allows them to receive shares of Abengoa while taking advantage of the favorable tax regime available for free-of-charge shares, which is described below. Accordingly, the reason for the Scrip Dividend is to offer all Abengoa shareholders the possibility of receiving, at their choice, newly-issued shares of Abengoa free-of-charge, without thereby altering Abengoa’s shareholders compensation policy in cash.

To such end, under the above-mentioned Scrip Dividend, each shareholder will receive one free allotment right for each share of Abengoa’s Class A and Class B stock that such shareholder holds. Such free allotment rights may be traded and may be transferred on the Continuous Market in Spain during a period of fifteen (15) calendar days, upon the expiration of which such rights will be automatically converted into newly- issued Class A and Class B shares, as the case may be, and will be attributed to their holders.

As a result of the execution of the capital increase, Abengoa´s shareholders will have the option, to their choice, of (1):

(a)                     Not to transfer their free allotment rights. In this case, at the expiration of the trading period the shareholder will receive new Class A or Class B shares free of charge corresponding to the number of free allotment rights held by them at the end of the abovementioned period.

(b)                     To transfer all or part of the shareholder’s free allotment rights to Abengoa under the irrevocable undertaking to purchase free allotment rights assumed by Abengoa. In this case, the shareholder is choosing to monetize their rights and receive an amount of cash equivalent to the payment of the dividend at a fixed price.

The free allotment rights subject to the irrevocable undertaking to purchase will be those received by shareholders who have such status in the book-entry records of the Spanish securities clearing and settlement system, Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (“Iberclear”) at 11:59 p.m. on the date of the publication of the announcement of the implementation of the capital increase in the Official Bulletin of the Commercial Registry (Boletín Oficial del Registro Mercantil, the “BORME”), which is expected to happen on April 8, 2014, and only in respect of such free allotment rights as they receive at that time. As a consequence, those free allotment rights acquired on the market are excluded from the undertaking to purchase.

(c)                      To transfer all or part of their free allotment rights on the market. In this case, the shareholder is also choosing to monetize their rights, although in this scenario the price is not fixed as it is in option (b) above.

(1)                                 The options available to the holders of Abengoa’s Class B shares in the form of American Depositary Shares (“ADSs”) represented by American Depositary Receipts (“ADRs”) on the NASDAQ Global Select Market could present special features in respect of the options described above.

In addition, shareholders may combine the foregoing options according to their needs or preferences.

Shareholders who do not give notice of their decision will receive the number of new shares to which they are entitled.

3.                          Details of the offer

The Board of Directors of the Company, at its meeting held on April 6, 2014, resolved to carry out the capital increase by means of a scrip dividend and fixed the terms and conditions in all matters not provided for in the approved resolution by the Shareholders’ Meeting held on that date:

3.1                   Number of new shares to be issued and free allotment rights

(a)                     According to the formulas approved by the shareholders at the ordinary Shareholders Meeting, considering (i) that the number of Abengoa’s Class A and Class B shares outstanding (NTAcc) on April 6, 2014, the date on which the Board of Directors resolved to carry out the capital increase, was 83,806,057 Class A shares and 741,756,633 Class B shares, (ii) that the Amount of the Alternative Option (as this term is defined in the report of the Board of Directors relating to the proposed resolution of capital increase) is 91,637,458.59 euros, corresponding 9,302,472.32 euros for the issuance of new Class A shares and 82,334,986.26 euros for the issuance of new Class B shares, and (iii) that the unit reference listing price of each of the share classes of Abengoa (PreCot) is, as set forth in the certificate issued by the Madrid Stock Exchange, of 4.2776 euros for the Class A shares and 3.5877 euros for the Class B shares, the maximum number of new shares to be issued under the capital increase in accordance to the formulas approved is of 2,148,873 Class A shares and of 22,477,473 Class B shares.

(b)                     However, the number of shares actually issued will depend on the number of shareholders opting to not transfer their free allotment rights. Abengoa will renounce to the new shares corresponding to the free allotment rights acquired from the shareholders by virtue of its irrevocable undertaking to purchase, so that only the shares corresponding to the free allotment rights not acquired by Abengoa under such irrevocable undertaking will be issued. In any case, the final number of shares that will be issued in the context of the capital increase will be announced promptly to the public through filings with the relevant securities regulators in Spain and the United States related to the closure of the capital increase.

(c)                       As a result of the foregoing, the maximum nominal amount of the capital increase would be of up to 2,373,647.73 euros, although the actual amount of the increase to the Company’s share capital shall be the result of multiplying the final number of Class A and Class B shares issued by their nominal value of one (1) euro and one cent of euro (0.01), respectively.

(d)                      The free allotment rights of Class A and Class B shares will be allotted to the shareholders of Abengoa who appear as such in the book-entry records of Iberclear at 11:59 p.m. on the day of publication of the notice of the resolution approving the capital increase in the BORME, which is expected to take place on April 8, 2014, at the rate of one free allotment right for each Class A or Class B share.

According to the formulas approved by the shareholders at the ordinary Shareholders’ Meeting, 39 free allotment rights will be required to receive one new Class A share and 33 free allotment rights will be required to receive one new Class B share.

In order to ensure that the number of free allotment rights needed to receive one new Class A or Class B share, respectively, and the number of new Class A and Class B shares issued within the context of the capital increase are whole numbers, Abengoa has waived 10 free allotment rights corresponding to 10 Class A shares and 24 free allotment rights corresponding to 24 Class B shares held by the Company(2).

The free allotment rights can be traded in the market during the fifteen (15) calendar days measured from the next trading day after the publication of the notice of the capital increase resolution in the BORME (which is expected to happen on April 8, 2014), that is, from April 9, 2014 to April 23, 2014, inclusive.

3.2                   Final price of the undertaking to purchase free allotment rights

The gross final purchase price of each of the free allotment rights by virtue of the irrevocable undertaking to purchase assumed by Abengoa, calculated according to the formula approved by the shareholders at the Shareholders’ Meeting, which will be the same for the free allotment rights corresponding to Class A and Class B shares, is 0.111 euros per right.

Accordingly, shareholders who wish to receive their compensation in cash may sell their free allotment rights (corresponding to Class A or Class B shares) to Abengoa at a fixed price of 0.111 euros for each right. These shareholders shall communicate their decision to the Company according to the procedure explained in paragraph 3.4 below.

Abengoa’s commitment to purchase the free allotment rights at the specified price refers exclusively to the free allotments rights received by those who are shareholders of the Company in the book-entry records of Iberclear at 11:59 p.m., on the day of the publication of the notice of the capital increase resolution in the BORME (which is expected to happen on April 8, 2014), excluding those rights that had been transmitted in the market and only in respect of the free allotment rights they receive at that time. Abengoa’s commitment to purchase will be in effect during from the next trading day after the publication of the notice of the capital increase resolution in the BORME (which is expected to happen on April 8, 2014), that is, from April 9, 2014 to April 15, 2014, both inclusive.

3.3                   Calendar

The expected calendar for the implementation of the Scrip Dividend is as follows:

•                              April 8, 2014. Record date for the allocation of free allotment rights (11:59 p.m., Madrid time).

(2)                                 In addition, in the event that the number of outstanding Abengoa shares after deducting the shares corresponding to the free allocation rights acquired by Abengoa pursuant to the purchase commitment (which Abengoa will waive) is a fraction, Abengoa will also waive that number of its free allocation rights that are required for the number of new shares ultimately issued under the capital increase to be a whole number and not a fraction.

•                              April 9, 2014. Starting of the free allotment rights trading period. Abengoa's Class A and Class B shares start trading “ex-coupon”.

•                              April 15, 2014. End of the period to request compensation in cash by virtue of the irrevocable undertaking to purchase the free allotment rights made by Abengoa.

•                              April 23, 2014. End of the free allotment rights trading period.

•                              April 23, 2014. Closing of the capital increase.

•                              April 25, 2014. Cash payment to shareholders who have requested cash compensation by virtue of the irrevocable undertaking to purchase the free allotment rights made by Abengoa.

•                              April 25-30, 2014. Proceedings for registration of the share capital increase by means of a scrip dividend and admission to listing of the new shares on the Madrid and Barcelona Stock Exchange.

•                              May 2, 2014. Estimated starting date of ordinary trading of the new shares on the Spanish Stock Exchanges.

3.4                   Allocation of rights and free allotment, procedure to elect to receive cash or new shares

The free allotment rights of Class A and Class B shares will be allotted to the shareholders of Abengoa who appear as such in the book-entry records of Iberclear at 11:59 p.m. on the day of publication of the notice of the capital increase resolution in the BORME, expected for April 8, 2014, at the rate of one free allotment right for each Class A or Class B share they hold at that time.

It is expected that the trading period of the free allotment rights will last fifteen (15) calendar days measured from the next trading day after the publication of the notice of the capital increase resolution in the BORME (which is expected to happen on April 8, 2014), that is, from April 9, 2014 to April 23, 2014, inclusive.

During the rights-trading period, shareholders may elect to receive cash or new shares on the terms described above,  as well as acquire a sufficient number of free allotment rights on the market in the proportion required to subscribe for new shares3.(3).

However, shareholders registered as such who wish to accept Abengoa’s irrevocable undertaking to purchase rights and receive cash at the fixed guaranteed price of 0.111 euros per right, must give notice of such decision to the Company not later than April 15, 2014, through the depositaries of their shares and of the free allotment rights attaching thereto.

In the absence of express notice, shareholders will receive new shares.

(3)                                 Shareholders that do not have free allotment rights in a number sufficient to receive one new share may: (a) acquire on the market a sufficient number of free allotment rights which, added to those already held by them, give them the right to receive one new share; (b) transfer all or part of their free allotment rights to Abengoa under the purchase commitment at a guaranteed fixed price; or (c) transfer all or part of their free allotment rights on the market (in which case they will not be entitled to receive a guaranteed fixed price; rather, the consideration for their rights will depend on market conditions in general and on the listing price of the free- allotment rights in particular).

3.5                   Fees and expenses

The capital increase regarding the allocation of the new shares to be issued will be carried out free of expenses and fees for the subscribers, and Abengoa will bear the costs of issuance, subscription, flotation, admission to listing and other associated expenses.

Notwithstanding the foregoing, the shareholders of the Company must bear in mind that the members of Iberclear with which they keep their shares on deposit may, pursuant to applicable law and securities contracts signed with their clients, establish such pass-through management fees and expenses as they may freely determine as a consequence of maintaining the securities in their book-entry records. Moreover, such member entities may, pursuant to applicable law, establish such pass-through fees and expenses as they may freely determine for the processing of orders to purchase and sell free allotment and/or custody rights.

3.6                   Par value, issue price, representation and rights attaching to the new shares

The new shares issued as a result of the capital increase will be Class A and Class B shares , having a par value of one (1) euro and one cent (0.01) of one euro each, respectively, of the same class and series as those Class A and Class B shares that are currently outstanding. The new Class A and Class B shares and will be represented by book entries, which will be entrusted to Iberclear and its member entities.

The new shares will grant their holders the same financial and voting rights as the Class A and Class B shares of Abengoa currently outstanding, as applicable, as from the date on which the capital increase is declared to be subscribed and paid up. The new Class A and Class B shares will be allocated fully paid and for free.

The new shares will be allocated to those holders of free allotment rights in the necessary proportion once the trading period of the free allotment rights is ended.

3.7                   Reserve with a charge to which the new shares will be issued

The capital increase is made by means of a scrip dividend and, accordingly, does not entail any payment to be made by the shareholders. Payment will be made in full through a charge to the Company’s “voluntary reserve from undistributed profits” (in which it will be deemed included, as applicable, those net distributable profits corresponding to the allotment of results approved by the ordinary General Shareholders’ Meeting held on second call on April 6, 2014, under item two of its agenda), which is among the reserves contemplated in Section 303.1 of the Companies Act As of December 31, 2013, the amount in the Company’s discretionary reserves came to 351,261,023.52 euros. The balance sheet used as a basis for the transaction is the one for the fiscal year ended on December 31, 2013, duly audited and approved by the ordinary General Shareholders’ Meeting held on second call on April 6, 2014, under item one of its agenda.

3.8                   Shares on deposit

After the free allotment rights trading period has ended, the new shares unable to be allotted for reasons not attributable to Abengoa will be held on deposit and will be available to those who evidence lawful ownership of the related free allotment rights. Three (3) years after the date of the end of the free allotment rights trading period, and pursuant to Article 117 of the Companies Act, any new shares still pending allotment may be sold for the account of, and at the risk of, the interested parties.

The net proceeds from the aforementioned sale will be deposited with the Bank of Spain (Banco de España) or with the Government Depository (Caja General de Depósitos) and will be available to the interested parties.

3.9                   Request for admission to official listing

Abengoa will apply for admission of the new shares subject to the capital increase to trading on the Madrid and Barcelona Stock Markets, through the Automated Quotation System (Continuous Market), and will make all the applications and necessary actions required before the relevant authorities of the foreign stock exchanges where the shares of Abengoa could be listed (and, in particular, before the NASDAQ Global Select Market, market where Abengoa’s Class B shares are listed through ADSs represented by ADRs), for the admission to official listing of the new shares issued as a consequence of the capital increase.

It is herein expressly stated that, in the case that a future request for delisting of Abengoa´s shares is adopted, this would be conducted with all applicable formalities and, in that case, the interest of all those shareholders who oppose to the agreement of delisting or do not vote in favor of it will be duly guaranteed, in accordance with the provisions of the Companies Act and related rules, and in accordance with the Securities Market Act (Ley del Mercado de Valores), and its complementary rules in force.

3.10            Tax regime

The tax regime applicable to shareholders in Spain will be as follows:

The award of shares under the capital increase will be treated for tax purposes as an award of fully paid-in, free-of-charge shares and, therefore, will not be treated as income for the purposes of Personal Income Tax (Impuesto sobre la Renta de las Personas Físicas) (“IRPF”), Corporate Income Tax (Impuesto sobre Sociedades) (“IS”), or Non-Resident Income Tax (Impuesto sobre la Renta de no Residentes) (“IRNR”).

The acquisition cost, both of the new shares received as a consequence of the capital increase and of the shares from which they arise, will be calculated by dividing the total cost by the applicable number of old and new shares. The acquisition date of the new free-of-charge shares will be that of the shares from which they arise.

If the shareholders sell their free allotment rights on the market, the amount obtained will be taxed as follows:

(a)                      For the purposes of IRPF and IRNR, the amount obtained on the sale of the free allotment rights on the market is subject to the same rules as those applying to preemptive rights. Consequently, the amount obtained on the transfer of the free allotment rights reduces the acquisition cost of the shares for tax purposes. Therefore, if the amount obtained for the aforementioned transfer is higher than the acquisition cost of the securities from which they derive, the difference will be treated as a capital gain for the transferor in the tax period in which the transfer takes place.

(b)                      For the purposes of IS, the tax will be in line with the applicable accounting rules.

In the event that the holders of free allotment rights accept the irrevocable undertaking to purchase made by Abengoa, the tax regime applicable to the amount obtained on the transfer to Abengoa (or to a subsidiary thereof) of the free allotment rights they hold will be that applicable to dividends distributed directly in cash and, accordingly, will be subject to the related withholding tax, regardless of whether those rights were acquired through their status as shareholders or acquired in the market.

However, the amount obtained on the transfer to Abengoa of free allotment rights acquired in the market cannot benefit from the exemption in the IRPF of the annual limit of 1,500 euros that is contemplated in the rules currently in force for dividends, due to the fact that the rights have been acquired within the two months prior to the payment of the abovementioned amount, the moment at which, it is understood, they are transmitted.

Additionally, in the case of free allocation rights acquired in the market, the transmission will produce a capital loss for the difference between the cost of acquisition of the rights and the value of transmission that, in this case, will be zero.

This analysis, having been made based on specific assumptions, does not illustrate all possible tax consequences of each available option under the capital increase nor the tax regime applicable to each category of shareholder. In addition, the present description does not take into account the provincial tax regimes in force in the Basque and Navarra regions, the regulations passed in each autonomous Spanish region, or the consequences that may occur to those non-resident shareholders in their country of residence.

Therefore, it is suggested to shareholders, both Spanish and foreign, that they seek for legal advice. In particular, it is suggested to holders of American Depositary Receipts (ADRs) representing shares of the Company that they ask their tax advisors before taking any decision in relation to the capital increase.

3.11            Rights of the new shares

The new shares will give to their holders the same political and economic rights as Abengoa’s current Class A and Class B shares as from the date on which the capital increase is declared to be subscribed and paid up.

4.                          Foreign jurisdictions in which abengoa’s shares are listed

The options, terms and procedures described in this Informative Document may have peculiarities with respect to the holders of ADRs representing the shares of the Company, to whom it is recommended that they consult the public communications made, as the case may be, in their jurisdiction.

5.                          Supplementary information to this informative document

As soon as the implementation of the capital increase is closed and all of the remaining information is available, such information will be announced promptly to the public through filings with the relevant securities regulators in Spain and the United States.

This Informative Document, as well as, if appropriate, its supplements, will be available on Abengoa’s corporate website (www.abengoa.es) and on the website of the National Securities Market Commission (www.cnmv.es) as from the day of their publication.

In Seville, on April 7, 2014.

Abengoa, S.A.

By

Miguel Ángel Jiménez-Velasco Mazarío
Secretary of the Board of Directors

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

	By:	/s/ MIGUEL ÁNGEL JIMÉNEZ-VELASCO MAZARÍO
Name: Miguel Ángel Jiménez-Velasco Mazarío
Title: General Secretary

Date: April 7, 2014